Kirk J. Emge
General Counsel

800 King Street • P.O. Box 231
Wilmington, DE 19899
(302) 429-3526
Fax: (302) 429-3801

Exhibit 5.01

May 26, 2004

Delmarva Power & Light Company
800 King Street
P.O. Box 231
Wilmington, DE 19899

Ladies and Gentlemen:

I am General Counsel of Delmarva Power & Light Company, a Delaware and Virginia corporation (the "Company"), and have acted as counsel to the Company in connection with the filing by the Company of the Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with the Securities and Exchange Commission (the "Commission") to which this opinion is attached as an exhibit. The Registration Statement is for the registration of Debt Securities (the "Offered Securities"). The Offered Securities being registered under the Registration Statement will have an aggregate offering price of up to $150,000,000 and will be offered on a continuous or delayed basis pursuant to Rule 415 under the Act. The Offered Securities will be issued pursuant to an indenture, dated as of November 1, 1988, between the Company and JPMorganChase Bank, successor trustee to Manufacturers Hanover Trust Company, as trustee (the "Indenture"), which is incorporated by reference as an exhibit to the Registration Statement.

In connection with this opinion, I, or my representatives, have examined originals, or copies certified or otherwise identified to my or their satisfaction, of such instruments, certificates, records and documents, and have reviewed such questions of law, as I or they have deemed necessary or appropriate for purposes of this opinion. In such examination, I or my representatives have assumed the genuineness of all signatures, the authenticity of all documents submitted to me or them as originals, the conformity to the original documents of all documents submitted as copies and the authenticity of the originals of such latter documents. As to any facts material to my opinion, I have relied upon the aforesaid instruments, certificates, records and documents and inquiries of the Company's representatives

Based upon the foregoing and assuming that (i) the Registration Statement, as it may be amended, will have become effective and complies with all applicable laws at the time the Offered Securities are offered and sold as contemplated by the Registration Statement; (ii) the Indenture will be qualified under the Trust Indenture Act of 1939, as amended; (iii) a prospectus supplement or term sheet will have been prepared and filed with the Commission describing the Offered Securities offered thereby and will comply with all applicable laws; (iv) all of the Offered Securities will be offered and sold in compliance with applicable federal and

state securities laws and in the manner stated in the Registration Statement and the appropriate prospectus supplement or term sheet; (v) the Company will have taken all necessary corporate action to authorize and approve the issuance and terms of any Offered Securities, the terms of the offering thereof and related matters; and (vi) the Offered Securities will be duly executed, authenticated, issued and delivered by the Company in accordance with the provisions of the Indenture and upon payment of the consideration therefor in accordance with such corporate action, I am of the opinion that, with respect to the Offered Securities, such Offered Securities will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of my name under the caption "Legal Matters" therein and in the related prospectus, and in any supplement thereto or amendments thereof. My consent to such reference does not constitute a consent under Section 7 of the Act, and in consenting to such reference I have not certified any part of the Registration Statement and do not otherwise come within the categories of persons whose consent is required under Section 7 or under the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ KIRK J. EMGE
Kirk J. Emge